

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2015

Mail Stop 3720

Mr. Guosheng Qi
Chief Executive Officer
Gridsum Holding Inc.
Jade Palace Hotel Office Building, 8th Floor
76 Zhichun Road
Haidian District, Beijing
PRC

Re: **Gridsum Holding Inc.**
Draft Registration Statement on Form F-1/A
Amended August 27, 2015
CIK No. 0001647338

Dear Mr. Qi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 69

1.   We note that the increase in accounts receivable during the interim period ended June 30, 2015 is significantly greater than the amount of revenue for the interim period. Please expand your disclosure of the significant increases in cash used in operations and accounts receivables to discuss the primary factors contributing to the increase. You disclose that accounts receivable includes amounts you paid, or will pay, to search engines on behalf of customers. Please disclose in MD&A and the notes to the financial statements the amount of payments to service providers included in accounts receivable.

Unaudited Interim Consolidated Financial Statements

Notes to Unaudited Interim Consolidated Financial Statements

1. Organization and Principal Activities

Risks in relation to the VIE structure, page F-49

2.   We note your disclosure on page F-51 that net revenues were $30,876,623 for the interim period ended June 30, 2015 which is different from the amount of net revenues in your Unaudited Interim Consolidated Statements of Operations and Comprehensive Loss. Please reconcile this difference.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11--
Telecommunications

Cc: Horace L. Nash, Esq.
        Fenwick & West, LLP